UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 88033G407	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS

GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,890,230

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,890,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,890,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.95%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No: 88033G407	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS

LAWRENCE M. ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,890,230

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,890,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,890,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.95%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

Page 4 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202.

Item 2.	Identity and Background

(a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund” and, together with Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners and Glenview Offshore Opportunity Master Fund, the “Glenview Funds”).

Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Page 5 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from general working capital of the Glenview Funds, which may have included margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  The Reporting Persons have not made any purchases of Shares since the filing of their most recent Statement on Schedule 13G, filed with the SEC on November 13, 2015.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons engaged in conversations with the Company’s CEO regarding, among other things, representation on the Company’s Board of Directors (the “Board”).  Towards that end, on January 18, 2016, Glenview Capital Management and the Glenview Funds (collectively, the “Glenview Parties”) entered into a Support Agreement with the Company, pursuant to which the Company agreed to increase the size of its Board by two directors and appoint two senior employees of Glenview Capital Management, Matthew Ripperger (“Mr. Ripperger”) and Randy Simpson (“Mr. Simpson” and, together with Mr. Ripperger, the “Glenview Designees”), to fill the newly-created vacancies, effective immediately.  In addition, under the Support Agreement, between December 15, 2016, and January 31, 2017, the Glenview Parties may propose two individuals for nomination to the Board who are independent of both the Company and the Glenview Parties (the “Independent Nominees”).

Support Agreement

The Company further agreed to include Mr. Ripperger and Mr. Simpson in its slate of nominees for election as directors of the Company, and to use reasonable best efforts to cause the election of the Glenview Designees (including recommending that the Company’s shareholders vote in favor of the election of the Glenview Designees (along with all of the Company’s nominees) and otherwise supporting the Glenview Designees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate), at the Company’s (i) 2016 annual meeting of shareholders (the “2016 Annual Meeting”) and, (ii)  if the Glenview Designees agree to serve, at the Company’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”).  For as long as the Glenview Designees serve on the Board, but subject to the applicable exchange director independence requirements, Mr. Ripperger shall be appointed to the Human Resources (Compensation) Committee of the Board and the Health IT Committee of the Board and Mr. Simpson shall be appointed to the Nominating and Corporate Governance Committee of the Board and the Quality, Compliance & Ethics Committee of the Board.  Under the terms of the Support Agreement, if at any time the Glenview Parties, together with all controlled Affiliates (as defined in the Support Agreement) of the members of the Glenview Parties (such controlled Affiliates, collectively and individually, the “Glenview Affiliates”), cease to collectively Beneficially Own (as defined in the Support Agreement), an aggregate Net Long Position (as defined in the Support Agreement) of at least (x) 10% of the Shares outstanding, the executed irrevocable resignation letter previously provided by Mr. Ripperger, in the form attached as Exhibit B-1 to the Support Agreement, shall become effective, and/or (y) 5% of the Shares outstanding, the executed irrevocable resignation letters previously provided by both Mr. Ripperger, in the form attached as Exhibit B-1 to the Support Agreement, and Mr. Simpson, in the form attached as Exhibit B-2 to the Support Agreement, shall become effective.

SCHEDULE 13D

Page 6 of 9 Pages

In addition, under the Support Agreement, unless the Board finds that one or both of the Independent Nominees are not reasonably acceptable to the Board, as set forth in the Support Agreement, then the Board agrees to appoint the Independent Nominees to the Board effective January 31, 2017 (or a date promptly thereafter as set forth in the Support Agreement).  Subject to the Glenview Parties compliance with certain terms of the Support Agreement, including the restrictions during the Standstill Period (defined herein), the Company agrees to (i) include the Independent Nominees in its slate of nominees for election as directors of the Company at the 2017 Annual Meeting, and (ii) use reasonable best efforts to cause the election of the Independent Nominees to the Board at the 2017 Annual Meeting, including recommending that the Company’s shareholders vote in favor of the election of the Independent Nominees (along with all the Company’s nominees) and otherwise supporting the Independent Nominees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate.

Pursuant to the Support Agreement, the Company also agreed not to increase the size of the Board to larger than (i) fourteen directors through the date of the 2017 Annual Meeting, and thereafter (ii) twelve directors through the end of the Standstill Period.

Also pursuant to the Support Agreement, absent a material breach by the Company, the Glenview Parties agreed to abstain from engaging in certain actions listed in Section 2(a) of the Support Agreement (the “Standstill Obligations”) from the date of the Support Agreement until the later of (x) the completion of the 2017 Annual Meeting (including any postponements, adjournments and continuations thereof, but not later than May 31, 2017) and (y) 15 days after the date that both Glenview Designees (including any Replacement (as defined in the Support Agreement)) cease to serve as director (the “Standstill Period”).  Under the Support Agreement, it is understood and agreed that the Standstill Obligations shall not apply to the Glenview Designee’s boardroom discussions conducted solely in such person’s capacity as a director of the Company.

In addition, pursuant to the Support Agreement, and subject to the 2017 Proportional Voting Obligations (as defined herein), the Glenview Parties agreed, during the Standstill Period, to vote all Shares owned by them (i) for all directors nominated by the Board for election at a shareholders meeting and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before any shareholder meeting, including with respect to the 2016 Annual Meeting (other than any proposals that require shareholder approval relating to mergers, acquisitions or other business combinations or extraordinary transactions, or the issuance of Company equity securities in connection with any such transaction).  Further, the Glenview Parties agreed, at the 2017 Annual Meeting, and at all annual or special meetings of shareholders of the Company (or any solicitation of shareholder action by written consent) thereafter during the Standstill Period, to vote all Shares in the same proportion “for”, “against” and “abstain” votes as the other shareholders of the Company vote in the aggregate on each of the matters properly brought before such shareholders meeting, including the election of directors (other than with respect to proposals that require shareholder approval relating to mergers, acquisitions or other business combinations or extraordinary transactions, or the issuance of Company equity securities in connection with any such transaction) (the “2017 Proportional Voting Obligations”).  The foregoing voting obligations shall not apply to Shares owned personally by either Mr. Ripperger or Mr. Simpson.

SCHEDULE 13D

Page 7 of 9 Pages

Confidentiality Agreement

Also on January 18, 2016, the Glenview Parties and the Company entered into a Confidentiality Agreement, pursuant to which the Company agreed that the Glenview Designees, upon their appointment to the Board and subject to their fiduciary duties, may confidentially disclose information they obtain while serving as members of the Board to the Glenview Parties and employees thereof involved in monitoring the investment in the Shares, on the condition that they treat such information in accordance with the terms of the Confidentiality Agreement, including keeping the information strictly confidential and not disclosing the information in any manner whatsoever without the prior written consent of the Company.

The summaries contained herein of the Support Agreement and the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits C and D, respectively, to this Schedule 13D and are incorporated herein by reference.

On January 19, 2016, the Company issued a press release to announce the Support Agreement and Confidentiality Agreement, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions and subject to the terms of the Support Agreement and Confidentiality Agreement:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Subject to the terms of the Support Agreement and Confidentiality Agreement, the Reporting Persons intend to engage in communications with the Glenview Designees and may engage in communications with, among others, other members of the Board, the Company’s management, shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Support Agreement and Confidentiality Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) Each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 17,890,230 Shares, which equates to approximately 17.95% of the total number of Shares outstanding.  (There were 99,669,208 Shares outstanding as of October 29, 2015, based on information in the Company’s Form 10-Q, filed November 02, 2015.)  These Shares are held for the following accounts: (A) 508,241 Shares held for the account of Glenview Capital Partners; (B) 6,221,972 Shares held for the account of Glenview Capital Master Fund; (C) 3,256,510 Shares held for the account of Glenview Institutional Partners; (D) 4,617,416 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 3,286,091 Shares held for the account of Glenview Capital Opportunity Fund.

SCHEDULE 13D

Page 8 of 9 Pages

The Reporting Persons expressly disclaim being members of a “group”, as defined in Rule 13d-5 under the Act, with the Glenview Designees.  The Reporting Persons disclaim beneficial ownership of any and all Shares owned by either of the Glenview Designees, and the Share ownership reported for the Reporting Persons does not include any Shares owned by either of the Glenview Designees.

(c) There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Power of Attorney

Exhibit C:	Support Agreement, dated January 18, 2016, by and among Glenview Capital Management and the persons and entities listed on Schedule A thereto and the Company

Exhibit D:	Confidentiality Agreement, dated January 18, 2016, by and among Glenview Capital Management and the persons and entities listed on Schedule A thereto and the Company

Exhibit E:	Press Release, dated January 19, 2016, issued by the Company

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

January 19, 2016